REUTERS


                                                      INTERNATIONAL NEWS RELEASE

--------------------------------------------------------------------------------


                                                               REUTERS GROUP PLC

                                                               INTERIM STATEMENT

                                           For the six months ended 30 June 1998





























--------------------------------------------------------------------------------

REUTERS GROUP PLC
HIGHLIGHTS OF THE INTERIM RESULTS
FOR THE SIX MONTHS TO 30 JUNE 1998


22 July 1998                                                 No. 15/98


*  Revenue up 3% (8% ex-currency).

* Earnings before interest, tax, depreciation and amortisation up 4% (12% ex-currency).

*  Operating profit up 4% (20% ex-currency).

*  Operating margin up to 19.1% from 18.9%.

* Pre-tax profit (pound)294 million compared with a restated (pound)303 million last year, an increase of 9% excluding currency. Pre-tax profit reflects fall in interest earnings of (pound)25 million due to (pound)1.5 billion capital repayment earlier in the year.

* Pre-tax margin 20.2% against 21.5% reflecting (pound)1.5 billion (US$2.5 billion) cash returned to shareholders.

* Earnings per ordinary share up 8% at 13.3p (earnings per American Depositary Share (ADS) US$1.33).

*  Interim dividend up 10% to 3.4p.

* Chief Executive Peter Job said: "We continue to advance despite adverse conditions in many markets. The business climate continues to be extremely challenging. The fall-out from the financial crisis in Asia has begun to spread to other time-zones as Japanese clients scale back their overseas operations. We are also seeing retrenchment by European-based banks in the United States. Instinet continues to face tough competition in the American market. Nevertheless, we currently expect a satisfactory underlying performance for the full year."

SUMMARY OF RESULTS

The following is a summary of the unaudited results of Reuters Group PLC (NASDAQ symbol: RTRSY) for the six months to 30 June 1998:

                          SIX MONTHS            % CHANGE          SIX MONTHS
                          TO 30 JUNE        ACTUAL  COMPARABLE    TO 30 JUNE
                        1998     1997*     RATES OF  RATES OF    1998     1997*
                     (POUND)M   (POUND)M   EXCHANGE  EXCHANGE    US$M     US$M
-------------------------------------------------------------------------------

Revenue                 1,453    1,409        3%        8%       2,426    2,352

Costs excluding
  goodwill
  amortisation          1,150    1,112        3%        6%       1,921    1,856

Goodwill amortisation      25       30      (19%)     (19%)         41       51

Operating profit          278      267        4%       20%         464      445

Operating margin         19.1%    18.9%                           19.1%    18.9%

Net interest receivable    11       36      (70%)     (70%)       18       60

Profit before taxation    294      303       (3%)       9%       491      505

Tax rate                33.6%    34.1%                          33.6%    34.1%

Earnings per
  ordinary share        13.3p    12.3p        8%                13.3p    12.3p

Earnings per ADS      US$1.33  US$1.23        8%              US$1.33  US$1.23

Dividend per
  ordinary share:
  Interim                3.4p     3.1p       10%                 3.4p      3.1p

Number of ordinary
  shares ranking for
  dividend (millions)  1,409    1,623                           1,409    1,623


Note: This summary is taken from and should be read with the attached full statement and notes. The dividend is payable on 8 September 1998 to ordinary shareholders on the register at 7 August 1998 and on 14 September 1998 to ADS holders on the register at 7 August 1998. For convenience the US dollar equivalents for both years have been converted throughout this news release at US$1.67 = (pound)1, a rate prevailing on 30 June 1998.

Operating profit now includes amortisation of goodwill. This presentational change has been introduced since the 1997 results were published.

This is the first interim statement of Reuters Group PLC following the capital reorganisation in February 1998. For further details see note 1.

* June 1997 figures restated following implementation of UK Financial Reporting Standard 10 (FRS10).

STATEMENT

The underlying business showed steady growth compared with the same period last year but the strength of sterling held back both reported revenue and operating profit.

Revenue at (pound)1,453 million (US$2,426 million) increased by (pound)44 million (US$74 million) or 3% at current exchange rates and by 8% at comparable exchange rates. Earnings before interest, tax, depreciation and amortisation (EBITDA) grew by 4% at actual rates and by 12% at comparable rates. Depreciation was up (pound)13 million (US$21 million) because of the trend of higher capital expenditure in recent years although capital expenditure was lower in the first six months of 1998. Goodwill amortisation was (pound)25 million (US$41 million) compared with (pound)30 million (US$51 million) in the first half of 1997. As expected, incremental costs of the Millennium and Euro Programmes grew to (pound)14 million (US$23 million) in the first half compared with (pound)2 million (US$3 million) in the same period last year. Operating profit at (pound)278 million (US$464 million) grew by 4% at actual rates and by 20% at comparable rates. Goodwill amortisation costs are now charged against operating profit. Excluding these costs, operating profit grew 15% at comparable rates.

Net interest receivable declined 70% to (pound)11 million (US$18 million) reflecting four months' worth of net borrowing following the return of (pound)1.5 billion (US$2.5 billion) to shareholders in February. Pre-tax profit at (pound)294 million (US$491 million) fell by 3% but rose by 9% at comparable exchange rates. The effect of the return of capital was broadly neutral on earnings per share, which rose 8% compared to the first half of 1997 from 12.3p to 13.3p. Amortisation of goodwill reduced earnings per share by 1.7p in the first half of 1998 and by 1.9p in the first half of 1997.

The effective tax rate for the half year is 33.6%, down from the 1997 full year effective rate of 37.7%. When applied to profit before goodwill amortisation and excluding the taxes relating to the return of capital to shareholders charged in 1997, the estimated effective tax rate for 1998 is 31.0%, the same as in 1997.

The interim dividend of 3.4p rose by 10% from 3.1p.

The capital reorganisation which returned (pound)1.5 billion (US$2.5 billion) to shareholders was successfully concluded in February. Excluding this return we saw a net cash inflow of (pound)35 million (US$59 million) during the half year compared with an inflow of (pound)71 million (US$119 million) in the corresponding period last year. The decline of (pound)36 million (US$60 million) reflected lower net interest received and increased tax payments partly offset by lower capital expenditure. Net debt on the balance sheet at 30 June 1998 amounted to (pound)157 million (US$263 million).

Capital expenditure in the first half was (pound)135 million (US$225 million), down (pound)19 million (US$32 million) on the first half of last year. Expenditure on subscriber equipment was broadly in line with the first half of last year but infrastructure spending required for the 3000 series fell reflecting heavy investment in capacity in the first half of last year.

Staff numbers at 30 June 1998 totalled 16,699, an increase of 580 since the year end, including 92 added due to acquisitions. Excluding acquisitions, the underlying growth in staff numbers was 3%.

At the end of the first half, the sterling trade weighted index was 107.0 compared to 102.1 at 30 June 1997. The index averaged 106.0 during the first half of 1998 compared with 103.1 during the second half of 1997. Currency hedging gains in the first half were (pound)28 million (US$46 million) compared with gains of (pound)22 million (US$36 million) in the first half of 1997.

Total information products revenue grew 9% at comparable rates. Recurring revenue grew by 9% at comparable rates. Sales of the 3000 series now total 56,800 of which nearly 38,000 have been installed.

Approximately 30% of the 3000 series accesses installed this year were new installations and 70% were upgrades. Accesses sold but awaiting installation increased by 2,900 in the first half reflecting client decisions to await Millennium and Euro versions of the 3000 product range. Reuters Plus, a product which provides more extensive US equities fundamental and historical data, was launched in May. Outright sales revenue grew 10% at comparable rates reflecting strong growth in demand for risk management systems, particularly in Europe.

Transaction products revenue grew 8% at comparable rates. Instinet revenue grew by 13% at comparable rates. Instinet's international revenue continued its recent strong growth (up 88%) although off a relatively low base. The volume of shares traded on the Instinet system in the US grew more slowly in the first half of 1998 than the first half of 1997. Dealing revenue grew by 4% in the first half reflecting steady growth in transaction volumes on our Dealing 2000-2 system partly offset by a modest reduction in the average fee per trade.

Installed accesses rose by 17% year-on-year to 457,000 from 390,000 at 30 June 1997. Over half the growth came from the promising new lower tier product line which provides information to financial customers outside their trading floor.

Business performance in Europe improved in the first half with revenue growth of 8% in underlying terms reflecting good order flows in 1997. Underlying margins improved as contribution grew 14% at comparable rates.

In Asia revenue grew more slowly as expected with revenue up 5% at comparable rates and contribution up 6%. Trading conditions in most of Asia continue to be poor partly offset by a more encouraging situation in Japan, following recent regulatory changes in the financial sector.

Reuters America revenue grew 5% at comparable rates. Increased infrastructure costs to support new domestic and enhanced international services caused profits to fall 22% at comparable rates.

Instinet's contribution declined as costs increased at a faster rate as a result of continuing high levels of installations, network and central systems capacity upgrades associated with changes in US trading rules as well as investment in new areas.

TIBCO revenue increased by 3% in the first half at comparable rates. Continued investment in new product development, additional expenditure on customer support and the timing of contract completions affected profits but should benefit the second half of the year.

Chief Executive Peter Job said: "We continue to advance despite adverse conditions in many markets. The business climate continues to be extremely challenging. The fall-out from the financial crisis in Asia has begun to spread to other time-zones as Japanese clients scale back their overseas operations. We are also seeing retrenchment by European-based banks in the United States. Instinet continues to face tough competition in the American market. Nevertheless, we currently expect a satisfactory underlying performance for the full year."

END

This news release may be deemed to include forward-looking statements within the meaning of the US securities laws. For a discussion of factors that could affect future results, reference should be made to the Cautionary Statements included in the Review of Interim Results on pages 20-23 of this International News Release.

Copies of this news release will be available to the public at Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ and on the World Wide Web at http://www.reuters.com

REUTERS AND THE DOTTED AND SPHERE LOGOS ARE THE HOUSE TRADE MARKS OF REUTERS LIMITED.

REVENUE ANALYSIS - SECOND QUARTER 1998

                    THREE MONTHS TO     % CHANGE   % CHANGE   THREE MONTHS TO
                       30 JUNE           (ACTUAL  (COMPARABLE     30 JUNE
                     1998    1997        RATES OF   RATES OF    1998    1997
                   (POUND)M  (POUND)M   EXCHANGE)  EXCHANGE)   US$M    US$M

REVENUE ANALYSIS BY GEOGRAPHY
--------------------------------------------------------------------------------
Europe, Middle East
  and Africa           386      367          5%        10%      645     614
Asia/Pacific           117      122         (4%)        7%      195     204
The Americas           113      109          4%         6%      189     182
Instinet               107       95         12%        15%      176     158
TIBCO                   15       17         (5%)       (3%)      27      28
--------------------------------------------------------------------------------
TOTAL                  738      710          4%         9%    1,232   1,186
--------------------------------------------------------------------------------
REVENUE ANALYSIS BY PRODUCT
-------------------------------------------------------------------------------
Information products
  Recurring            423      410          3%         9%      708     685
  Outright              49       43         14%        25%       81      71
                       472      453          4%        10%      789     756
Transaction products
  Instinet             107       95         12%        15%      176     158
  Other transaction
    products           110      111         (1%)        4%      185     186
                       217      206          5%         9%      361     344
Media and Professional
  products              49       51         (5%)       (2%)      82      86
-------------------------------------------------------------------------------
TOTAL                  738      710          4%         9%    1,232   1,186
--------------------------------------------------------------------------------

REVENUE ANALYSIS - SIX MONTHS TO 30 JUNE 1998

                     SIX MONTHS TO     % CHANGE   % CHANGE      SIX MONTHS TO
                        30 JUNE         (ACTUAL  (COMPARABLE      30 JUNE
                     1998      1997     RATES OF    RATES OF    1998    1997
                  (POUND)M   (POUND)M   EXCHANGE)   EXCHANGE)   US$M    US$M

REVENUE ANALYSIS BY GEOGRAPHY
-------------------------------------------------------------------------------
Europe, Middle East
  and Africa           758       734        3%          8%      1,266   1,225
Asia/Pacific           232       243       (5%)         5%        387     406
The Americas           223       214        4%          5%        373     357
Instinet               208       186       11%         13%        346     311
TIBCO                   32        32        2%          3%         54      53
--------------------------------------------------------------------------------
TOTAL                1,453     1,409        3%          8%      2,426   2,352
--------------------------------------------------------------------------------
REVENUE ANALYSIS BY PRODUCT
-------------------------------------------------------------------------------
Information products
  Recurring            840       815        3%          9%      1,405   1,361
  Outright              85        83        3%         10%        142     138
                       925       898        3%          9%      1,547   1,499
Transaction products
  Instinet             208       186       11%         13%        346     311
  Other transaction
    products           221       223       (1%)         4%        369     372
                       429       409        5%          8%        715     683
Media and Professional
  products              99       102       (3%)         -         164     170
-------------------------------------------------------------------------------
TOTAL                1,453     1,409        3%          8%      2,426   2,352
--------------------------------------------------------------------------------

REVIEW OF INTERIM RESULTS

The following review has been prepared in accordance with both the recommendations of the UK Accounting Standards Board in their statement entitled 'Operating and Financial Review', and the US requirement for a Management's Discussion and Analysis of Financial Condition and Results of Operations.

Under US law all statements other than statements of historical fact included in this review are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under "Cautionary Statements" as well as elsewhere in this review. All written and oral forward-looking statements made on or after the date hereof and attributable to Reuters are expressly qualified in their entirety by such Cautionary Statements.

FINANCIAL SUMMARY

Reported revenues increased 3% to (pound)1,453 million in the first half of 1998. Excluding the impact of currency movements, revenues grew 8% at comparable exchange rates, in line with growth at comparable rates in the first half of 1997.

Revenue at actual and comparable rates (% change)
                               H1 98     H1 97
-------------------------------------------------------------------------------
Actual                           3%       (2%)
Comparable                       8%        8%
--------------------------------------------------------------------------------

Second quarter revenue grew 9% at comparable exchange rates, or 4% at actual rates.

Operating profit in the first half of 1998, which includes the amortisation of goodwill, grew 4% to (pound)278 million at actual exchange rates and grew 20% at comparable rates. This compares with 8% growth at comparable rates in the first half of 1997. The operating margin increased to 19.1%, up from 18.9%.

The combined cost of incremental external resources related to the Millennium and Euro Programmes totalled (pound)14 million in the first half of 1998, compared with (pound)2 million in the first half of 1997.

Operating profit at actual and comparable rates (% change)
                               H1 98     H1 97
-------------------------------------------------------------------------------
Actual                           4%       (8%)
Comparable                      20%        8%
--------------------------------------------------------------------------------

Goodwill amortisation of (pound)25 million was charged in the first half of 1998 compared with (pound)30 million in the first half of 1997. 1997 figures have been restated to reflect the implementation of UK FRS 10 (Goodwill and Intangible Assets), which was adopted for the 1997 full year results.

Operating profit before goodwill amortisation grew 2% to (pound)303 million at actual exchange rates and grew 15% at comparable rates. The operating profit margin before goodwill amortisation was 20.8% compared with 21.1% in the first half of 1997.

Earnings before interest, tax, depreciation and amortisation (EBITDA) grew 4% at actual rates to (pound)465 million, and 12% at comparable rates compared with 3% in 1997.

Net interest receivable was (pound)11 million compared with (pound)36 million in the first half of 1997. The group moved to a net debt position following the capital reorganisation in February 1998 which returned (pound)1.5 billion of surplus capital to shareholders. Reuters expects to be a net payer of interest in the second half of 1998.

Profit before tax of (pound)294 million was 3% lower than in the first half of 1997 but up 9% at comparable exchange rates.

The tax charge for the first half of 1998 is based on an estimated tax rate on profit before goodwill amortisation of 31%. This is in line with the rate for 1997 after excluding taxes related to the return of capital to shareholders charged in 1997.

The effective rate of tax on profit after goodwill amortisation for the first half of 1998 was 33.6% compared with 34.1% in the first half of 1997.

Earnings per share increased 8% in the first half of 1998 to 13.3p from 12.3p in the first half of 1997. Excluding goodwill amortisation earnings per share was 15.0p in the first six months of 1998 compared with 14.2p in the first half of 1997.

The interim dividend per share has been increased by 10% to 3.4p, slightly ahead of earnings per share growth.

Earnings and dividends per share (% change)
                                  H1 98   H1 97   H1 96
-------------------------------------------------------------------------------
Earnings per share growth           8%     (7%)    18%
Dividends per share growth         10%     13%     20%
--------------------------------------------------------------------------------

Dividend cover increased to 4.1 in the first half of 1998 from 4.0 in 1997.

Free cash flow per share was 13.6p, up 3% from 13.2p in the first half of 1997.

Sterling continued to strengthen during 1998. If 30 June exchange rates had prevailed throughout the period, revenue would have been about (pound)20 million lower and operating profit before currency hedging around (pound)9 million lower. At 30 June exchange rates the unrecognised currency hedging gain is (pound)21 million in respect of the second half of 1998 and (pound)9 million in respect of 1999. This compares with currency hedging gains of (pound)28 million recognised in the first half of 1998. If sterling's strength persists it will, therefore, continue to restrict prospects for reported revenue and earnings growth.

Investment in the business continued with (pound)135 million of fixed asset additions, (pound)116 million of development expenditure and (pound)34 million of acquisitions and investments.

The return of (pound)1.5 billion surplus capital to shareholders in February 1998, which is discussed in more detail on page 16, resulted in the company moving into a net debt position. Net debt at 30 June 1998 was (pound)157 million.

MILLENNIUM PROGRAMME

In 1996 Reuters formally established a Millennium Compliance Programme to address the issues arising as a result of the change of millennium.

Millennium versions of software are starting to be installed at customer sites with the current aim of completing this work for key products with major customers by the end of the year.

The Reuters "Millennium Challenge" global communications exercise continues to explain progress on Millennium compliance for the Reuters product line to customers and other external audiences. Details of the Millennium warranty are set out on the Millennium section of the Reuters web site on the Internet.

Reuters has set up Millennium demonstration data on its operational information services network which can be viewed through the Reuters terminal or Reuters graphics products.

Reuters currently plans to participate in the industry tests organised by the US Securities Industry Association (SIA) in 1999 once test arrangements are finalised. Reuters is also a member of several country and global industry year 2000 committees.

The effort associated with the programme falls into two main categories:

1. The diversion of existing internal resources. This includes development staff who would otherwise be deployed on other projects and operational staff involved in the implementation at customer sites.

2. Incremental external resources, largely contractors and consultants, who will not remain following the completion of the programme.

The effort incurred in the first half of 1998, together with the estimated effort for the full year including the cost of incremental external resources, are set out below:

                              MAN        INCREMENTAL
                            YEARS       COST ((POUND)M)
-----------------------------------------------------------
1998 FIRST HALF
Internal effort
  Development                 180
  Implementation              225
-----------------------------------------------------------
External effort
  Development                  85                8
  Implementation               30                3
-----------------------------------------------------------
Total                         520               11
-----------------------------------------------------------

1998 FULL YEAR
Internal effort
  Development                 340
  Implementation              430
-----------------------------------------------------------
External effort
  Development                 165               16
  Implementation              180               13
-----------------------------------------------------------
Total                       1,115               29
-----------------------------------------------------------

Incremental costs incurred in the first half of 1997 amounted to (pound)2 million.

The implementation process is complex and reliant upon co-ordination with customers and suppliers. The effort and costs in 1999 will depend upon progress during 1998 and Reuters current assessment is that these will not exceed those incurred in 1998.

The above figures are based on the current status of the programme and may be subject to change. They include estimates and allocations of time in those cases where Reuters staff have other responsibilities in addition to the Millennium Programme.

EUROPEAN MONETARY UNION

European Monetary Union is scheduled to commence on 1 January 1999.

Reuters formally established a Euro Programme in 1997 to manage issues arising from monetary union.

The details of Reuters preparations related to European Monetary Union have been documented and communicated to customers, and are also available at the Reuters web site on the Internet.

The overlapping time frames for European Monetary Union and the millennium offer some opportunities for Reuters to coordinate the two programmes in an effort to increase efficiency and reduce inconvenience to the day to day operations of customers caused by the implementation process.

The effort incurred in the first half of 1998, together with the estimated effort for the full year, are set out below.

                                 MAN       INCREMENTAL
                               YEARS      COST ((POUND)M)
-----------------------------------------------------------
1998 FIRST HALF
Internal effort
Development & implementation     120
-----------------------------------------------------------
External effort
Development                       20                2
Implementation                    15                1
-----------------------------------------------------------
Total                            155                3
-----------------------------------------------------------
1998 FULL YEAR
Internal effort
Development & implementation     220
-----------------------------------------------------------
External effort
Development                       60                7
Implementation                    50                3
-----------------------------------------------------------
Total                            330               10
-----------------------------------------------------------

No significant incremental costs were incurred in the first half of 1997.

The effort and costs in 1999 are expected to be lower.

The above figures are based on the current status of the programme and may be subject to change. They include estimates and allocations of time in those cases where Reuters staff have other responsibilities in addition to the Euro Programme.

REVENUES BY PRODUCT AND TYPE

          Revenue by product

                          Six months to 30 June
((pound)m)               1998      1997      1996
-------------------------------------------------
Financial information     925       898       929
Transaction               429       409       405
Media/Professional         99       102       104
-------------------------------------------------
Total                   1,453     1,409     1,438
-------------------------------------------------

The proportion of revenue derived from each product group remains at similar levels to 1997 and 1996. Financial information products continue to represent the most significant part of group revenue.

Revenue by product

Financial information     64%
Transaction               29%
Media/Professional         7%
-------------------------------------------------
Total                    100%
-------------------------------------------------
Revenue by type
                          Six months to 30 June
((pound)m)               1998      1997      1996
-------------------------------------------------
Recurring               1,091     1,066     1,121
Usage                     273       253       234
Outright sales             89        90        83
-------------------------------------------------
Total                   1,453     1,409     1,438
-------------------------------------------------

Recurring revenue, which is derived from the sale of subscription products, principally in financial information and Dealing 2000-1, represents 75% of group revenue. Usage-based revenue, principally Instinet and Dealing 2000-2, has grown faster than recurring revenue and now represents 19% of total revenue compared to 18% in the first half of 1997.

Revenue by type

Recurring       75%
Usage           19%
Outright sales   6%
-------------------------------------------------
Total          100%
-------------------------------------------------

FINANCIAL INFORMATION PRODUCTS:
Financial information products deliver real-time and historical news and financial data to customers within the financial markets and provide the software tools to analyse data. Reuters main offerings are the series 2000 and 3000 product lines. Information management systems offer customers the means to integrate and analyse data from a variety of sources for financial trading rooms. Risk management, order handling products and customised solutions from TIBCO offer customers the means of managing their own information flows and exposure to risk.


                                      -10-
                                  (Continued)

Financial information revenue
                              Six months to 30 June
((pound)m)                   1998      1997      1996
----------------------------------------------------
Europe, Middle East
  and Africa                 557       535       558
Asia/Pacific                 169       174       183
The Americas                 167       157       160
TIBCO                         32        32        28
----------------------------------------------------
Total                        925       898       929
% change
  actual                       3%       (3%)
  comparable                   9%        7%
----------------------------------------------------

Over 90% of financial information revenue is recurring.

Recurring revenue
                             Six months to 30 June
                            1998      1997      1996
----------------------------------------------------
Revenue ((pound)m)           840       815       854
  actual                       3%       (5%)
  comparable                   9%        6%
----------------------------------------------------
Accesses (000s)
Series 3000                   38        11         -
Off trading floor products    72        39        13
Other products               308       305       290
----------------------------------------------------
Total                        418       355       303
----------------------------------------------------
Revenue per access
  ((pound)000)               2.1       2.4       2.8
% change
  actual                     (13%)     (16%)
  comparable                  (9%)      (7%)
----------------------------------------------------

Accesses grew by 18% year on year to 418,000 at 30 June 1998. This compares to growth of 17% in the equivalent period in 1997. Over half of this growth came from off trading floor products with total installed accesses of 72,000 at 30 June 1998. Installed 3000 accesses increased from 28,000 at the end of 1997 to nearly 38,000 at 30 June 1998. Approximately 30% of the 3000 accesses installed in the first half of the year are new installations.

The rate of installation of 3000 products slowed in the first half, reflecting client decisions to await Millennium and Euro versions of the 3000 product range.

The continuing growth in lower priced off trading floor product accesses contributed to a fall in revenue per access in 1998 of 9%. Excluding these accesses, the revenue per access at comparable exchange rates was stable.

Outright revenue
                             Six months to 30 June
                            1998      1997      1996
----------------------------------------------------
Revenue ((pound)m)            85        83        75
% change
  actual                       3%       11%
  comparable                  10%       23%
----------------------------------------------------

Underlying revenue growth during the first half of 1998 reflected strong demand for risk management products, particularly in Europe.

Transaction Products:
Transaction products principally comprise Dealing 2000-1, Dealing 2000-2 and Instinet. Dealing 2000 products enable foreign exchange professionals to converse electronically with chosen trading partners using Reuters Dealing 2000-1 or Dealing 2000-2 automated matching systems. Instinet provides agency brokerage services in global equities to securities industry professionals in more than 26 countries.

Transaction revenue
                              Six months to 30 June
((pound)m)                  1998      1997      1996
----------------------------------------------------
Europe, Middle East
  and Africa                 134       133       144
Asia/Pacific                  50        54        54
The Americas                  37        36        38
Instinet                     208       186       169
----------------------------------------------------
Total                        429       409       405
% change
  actual                       5%        1%
  comparable                   8%       10%
----------------------------------------------------
Accesses (000s)
Dealing                       25        25        24
Instinet                      14        10         8
----------------------------------------------------
Total                         39        35        32
----------------------------------------------------
Revenue per access
  ((pound)000)              11.1      12.0      13.0
  actual                      (7%)      (8%)
  comparable                  (4%)       -
----------------------------------------------------

Underlying revenue growth of 8% reflected revenue growth of 13% at Instinet, discussed further on pages 13-14 and growth of 4% from Dealing 2000-1 and 2000-2.


                                      -11-
                                  (Continued)

Revenue from Dealing 2000-1 and Dealing 2000-2 decreased 1% at actual rates in the first half of 1998 and increased 4% at comparable rates, reflecting steady growth in transaction volumes on Dealing 2000-2 and the benefit of the introduction of Dealing 2000 Forwards in the second half of 1997, partly offset by a modest reduction in prices.

Accesses grew by 12% year on year to 39,000 at 30 June 1998 of which 25,000 related to Dealing 2000-1 and Dealing 2000-2. This compared to growth of 9% in the equivalent period in 1997. Excluding Instinet, revenue per access decreased 3% at actual rates to (pound)8,800 but increased 2% at comparable rates.

MEDIA AND PROFESSIONAL PRODUCTS:
Media products comprise textual news, television services, pictures and graphics for republication by media customers and also the repackaging and sale of content for on-line services. Professional products provide a range of near real-time and historical financial information news products and related technology to the corporate and professional markets. Reuters Business Briefing provides access to 10 years' business information from one of the world's most comprehensive databases.

MEDIA AND PROFESSIONAL REVENUE
                              Six months to 30 June
((pound)m)                  1998      1997      1996
----------------------------------------------------
Europe, Middle East
  and Africa                  67        66        66
Asia/Pacific                  13        15        16
The Americas                  19        21        22
----------------------------------------------------
Total                         99       102       104
% change
  actual                      (3%)      (2%)
  comparable                   -         7%
----------------------------------------------------
Media products revenue
                               Six months to 30 June
                            1998      1997      1996
----------------------------------------------------
Revenue ((pound)m)            64        71        78
% change
  actual                     (10%)      (9%)
  comparable                  (8%)       1%
----------------------------------------------------
Professional products revenue
                              Six months to 30 June
                            1998      1997      1996
Revenue ((pound)m)            35        31        26
% change
  actual                      12%       18%
  comparable                  17%       26%
----------------------------------------------------

Excluding revenues from the satellite services business sold in the second half of 1997, media revenue was flat at comparable exchange rates.

Strong growth from professional products reflects the continued success of the Reuters Business Briefing product range. Password accesses to Reuters Business Briefing increased 84% year on year to 12,200 at 30 June 1998.

SEGMENTAL ANALYSIS OF REVENUE AND CONTRIBUTION

Europe, Middle East and Africa
((pound)m)                        H1 98    H1 97    H1 96
-----------------------------------------------------------
Revenue                            758      734      768
Contribution                       257      248      272
-----------------------------------------------------------

Revenue and contribution (% change)
                                    Six months to 30 June
                                            1998     1997
-----------------------------------------------------------
Revenue (% change)
  actual                                      3%      (4%)
  comparable                                  8%       7%
-----------------------------------------------------------
Contribution (% change)
  actual                                      4%      (9%)
  comparable                                 14%      10%
-----------------------------------------------------------

Revenue growth in the first half of the year was highest in eastern Europe where revenue grew 24% at comparable rates. In the UK and Ireland revenue grew 7% in both the first half of 1998 and the first half of 1997.

Contribution growth was restrained by the impact of currency. At actual rates contribution margin remained stable at 34% in the first half of 1998.


                                      -12-
                                  (Continued)

Asia/Pacific
((pound)m)                       H1 98    H1 97    H1 96
-----------------------------------------------------------
Revenue                            232      243      253
Contribution                        85       89       99
-----------------------------------------------------------

Revenue and contribution (% change)
                                    Six months to 30 June
                                            1998     1997
-----------------------------------------------------------
Revenue (% change)
  actual                                     (5%)     (4%)
  comparable                                  5%       7%
-----------------------------------------------------------
Contribution (% change)
  actual                                     (4%)    (10%)
  comparable                                  6%       5%
-----------------------------------------------------------

Slower revenue growth of 5% at comparable rates in the first half of 1998 reflected the impact of the Asian financial crisis on the region's economy.

Revenue in Japan grew by 8% at comparable rates mainly due to sales of information and risk management systems and the domestic equities product.

Contribution growth, excluding the impact of currency, was 6% for the first half of 1998. At actual rates contribution margin improved 1% to 37%, from 36% in 1997.

The Americas
((pound)m)                       H1 98    H1 97    H1 96
-----------------------------------------------------------
Revenue                            223      214      220
Contribution                        12       15       20
-----------------------------------------------------------

Revenue and contribution (% change)
                                    Six months to 30 June
                                            1998     1997
-----------------------------------------------------------
Revenue (% change)
  actual                                      4%      (3%)
  comparable                                  5%       4%
-----------------------------------------------------------
Contribution (% change)
  actual                                    (20%)    (25%)
  comparable                                (22%)    (14%)
-----------------------------------------------------------

Revenue from the Americas, excluding Instinet and TIBCO, grew 5% at comparable rates in the first half of 1998.

North American revenue grew 4% at comparable rates reflecting good demand for information products against a background of banking industry consolidation.

Revenue grew 13% at comparable rates in Latin America, including revenue growth of 30% in Brazil and 17% in Argentina.

At actual rates contribution margin decreased from 7% in the first half of 1997 to 6% in the first half of 1998. This reflected increased infrastructure costs to support new domestic products, in particular Reuters Plus, and enhanced international services.

Instinet
((pound)m)                       H1 98    H1 97    H1 96
-----------------------------------------------------------
Revenue                            208      186      169
Contribution                        75       77       67
-----------------------------------------------------------

Revenue and contribution (% change)
                                    Six months to 30 June
                                            1998     1997
-----------------------------------------------------------
Revenue (% change)
  actual                                     11%      10%
  comparable                                 13%      17%
-----------------------------------------------------------
Contribution (% change)
  actual                                     (3%)     15%
  comparable                                 (1%)     24%
-----------------------------------------------------------

At comparable rates, Instinet revenues grew 3% in the US, down from 18% in the first half of 1997. Continuing growth in share volumes traded through Instinet was offset by the effect of pricing pressure in a competitive market.


                                      -13-
                                  (Continued)

Internationally, Instinet continued to expand trading in all its major markets with first half revenues growing 88% at comparable rates. Growth was driven by increasing liquidity in European equities.

Accesses grew 38% to 14,000 year on year, compared with growth of 37% for the equivalent period in 1997. Revenue per access at comparable rates fell 19%, reflecting the impact of lower pricing in the US.

First half contribution declined 1% at comparable rates reflecting the impact of changes in US trading rules, the cost of additional systems capacity and investment in new areas which offset a significant improvement in international profitability.

Contribution margin fell to 36% in the first half of 1998 compared with 41% in the first half of 1997.

For information concerning proposed rules that could affect Instinet's business see Cautionary Statements: 'Proposed SEC rules for Alternative Trading Systems' and 'Proposed NASD limit order file' on pages 21-22.

TIBCO
((pound)m)                       H1 98    H1 97    H1 96
----------------------------------------------------------
Revenue                             32       32       28
Contribution                        (3)       4        7
----------------------------------------------------------

Revenue and contribution (% change)
                                    Six months to 30 June
                                            1998     1997
----------------------------------------------------------
Revenue (% change)
  actual                                      2%      14%
  comparable                                  3%      23%
----------------------------------------------------------
Contribution (% change)
  actual                                   (176%)    (45%)
  comparable                               (176%)    (40%)
----------------------------------------------------------

TIBCO comprises two units, TIBCO Software, which was formed in late 1996 to pursue opportunities outside the finance sector, and TIBCO Finance Technology, which focuses on applying TIBCO technology to the finance sector. TIBCO Finance Technology is extending its product range beyond trading room software, towards integrated middle office systems.

During 1997, Cisco Systems Inc., and Mayfield Venture Capital acquired minority shareholdings in TIBCO Software.

Underlying revenue in the first half of 1998 was only marginally ahead of 1997, reflecting slippage on the completion of contracts into the second half of the year. Cost growth reflects the ongoing investment in new product development and additional expenditure on customer support. As a result TIBCO experienced a (pound)3 million loss in the first half of the year.

EMERGING MARKETS

Revenue from emerging markets (eastern Europe, Latin America, South East and East Asia, excluding Hong Kong and Singapore) grew 3% to (pound)136 million in 1998 or 13% at comparable rates, compared with 12% growth at comparable rates in 1997.

CONTRIBUTION

Total contribution before central costs fell 1% to (pound)426 million in the first half of 1998. Excluding the impact of currency, contribution increased 7%.

DEVELOPMENT EXPENDITURE

Development expenditure, which includes development costs incurred by Areas as well as central development units, increased 4% to (pound)116 million in the first half of 1998, representing 8% of group revenues, the same proportion as 1997 full year expenditure. Development expenditure in the first half of 1997 has been restated at (pound)112 million, an increase of (pound)8 million from the figure previously reported. This was due to the misclassification of some development costs which was corrected in our reported spend for the 1997 full year which remains unchanged at (pound)235 million.

COSTS

Total costs grew 6% in the first half of 1998 at comparable exchange rates, compared with revenue growth of 8%. In the first half of 1997 costs grew by 7% while revenue grew by 8%.

Central costs which comprise corporate costs and central development, marketing and technical operations declined 7% in the first half of 1998 at comparable exchange rates. In the first half of 1997 costs increased by 6% reflecting the expansion of data collection services and the development of 3000 and risk management products.

Goodwill amortisation of (pound)25 million was charged in the first half of the year, compared with (pound)30 million in the first half of 1997. Goodwill is amortised through the profit and loss account over the estimated useful lives of each element of acquired goodwill, which vary from five to twenty years.

Costs by type
                                    Six months to 30 June
((pound)m)                         1998      1997      1996
------------------------------------------------------------
Staff                               425       414       408
Services                            269       254       267
Depreciation                        162       149       161
Data                                116       102        89
Communications                      105       102       105
Space                                64        69        68
Cost of sales and other              31        44        27
Goodwill amortisation                25        30        22
Currency hedging activities -
  net (gain)/loss                   (28)      (22)        1
Foreign currency translation
  - net loss/(gain)                   6         -        (1)
------------------------------------------------------------
Total                             1,175     1,142     1,147
------------------------------------------------------------

Staff                              36%
Services                           23%
Depreciation                       14%
Data                               10%
Communications                      9%
Space                               5%
Other                               3%
----------------------------------------------
Total                             100%
----------------------------------------------

                             Six months to 30 June
Staff                     1998      1997      1996
----------------------------------------------------
Cost ((pound)m)            425       414       408
(% change)
  actual                     3%        1%
  comparable                 6%        9%
----------------------------------------------------
Annualised average staff
  cost per head
  ((pound)000)              52        53        56
(% change)                  (2%)      (7%)
----------------------------------------------------

         Total staff numbers grew by 4% in the six months to 30 June 1998 to 16,699 from the end of 1997. Excluding acquisitions the underlying growth in staff numbers was 3%. This compares with growth of 1% to 16,119 in the six month period to 31 December 1997. The growth reflects the continuing investment in development resources across the product range and support for business expansion at Instinet and TIBCO.

Salary increases were generally in line with local inflation. Staff costs per head decreased 2% at actual rates and grew 3% at comparable rates.

                            Six months to 30 June
Services                  1998      1997      1996
----------------------------------------------------
Cost ((pound)m)            269       254       267
(% change)
  actual                     6%       (5%)
  comparable                10%        2%
----------------------------------------------------

While cost containment initiatives continued to restrict growth in discretionary spending, there was significant growth in third party costs to support key internal programmes, in particular the Millennium and Euro projects and product development.


                                      -15-
                                  (Continued)

                            Six months to 30 June
Depreciation              1998      1997      1996
----------------------------------------------------
Cost ((pound)m)            162       149       161
(% change)
  actual                     8%       (7%)
  comparable                 8%       (7%)
----------------------------------------------------

The cost growth reflected the impact of the high level of capital investment on both subscriber equipment and our technical infrastructure in recent years.

                            Six months to 30 June
Data                      1998      1997      1996
----------------------------------------------------
Cost ((pound)m)            116       102        89
(% change)
  actual                    15%       14%
  comparable                18%       21%
----------------------------------------------------
The number of equity products liable to recoverable exchange fees continued to increase.

                            Six months to 30 June
Communications            1998      1997      1996
----------------------------------------------------
Cost ((pound)m)            105       102       105
(% change)
  actual                     2%       (2%)
  comparable                 7%        5%
----------------------------------------------------

Cost growth to accommodate the higher volumes of data in Reuters products and increase in subscribers was partially offset by savings from the sale of the satellite services business and tariff reductions.

                           Six months to 30 June
Space                     1998      1997      1996
----------------------------------------------------
Cost ((pound)m)             64        69        68
(% change)
  actual                    (7%)       -
  comparable                (3%)       7%
----------------------------------------------------

No significant expansion or refurbishment costs were incurred in the first half of 1998.

COSTS BY FUNCTION

Selling, marketing and administrative expenses declined 6% in the first half of 1998 to (pound)301 million compared to the stable levels of expenditure in the first halves of 1997 and 1996 and principally reflected the impact of currency.

Production and communication costs grew 7% in the first half of 1998 to (pound)849 million compared with a decrease of 2% in the first half of 1997. This increase was principally due to increased data costs and development spending.

INCOME FROM FIXED ASSET INVESTMENTS AND ASSOCIATES

Income of (pound)3 million from fixed asset investments comprised realised gains from a US venture capital fund specialising in high technology companies. No income was received in the first half of 1997.

Profits of (pound)2 million from associates in the first half of 1998 included Reuters share of the results of Independent Television News (ITN) which became an associate in the second half of 1997. In the first half of 1997 there were no profits from associates.

RETURN OF CAPITAL TO SHAREHOLDERS

On 18 February 1998 Reuters implemented a capital reorganisation which returned (pound)1.5 billion of surplus capital to shareholders. The reorganisation involved the creation of a new holding company, Reuters Group PLC, which became the ultimate parent company of Reuters Holdings PLC in a court approved scheme of arrangement.

Ordinary shareholders received 13 shares in Reuters Group PLC plus (pound)13.60 in cash for every 15 shares held. Holders of American Depositary Shares (ADSs), each representing six ordinary shares, received 13 new ADSs plus the US dollar equivalent of (pound)81.60 in cash for every 15 ADSs held.

The capital reorganisation has been accounted for as a group reconstruction and merger accounting principles have been applied in accordance with UK GAAP. Further explanation of this accounting treatment can be found in note 1 to the Unaudited Interim Results on page 30.


                                      -16-
                                  (Continued)

FINANCIAL NEEDS AND RESOURCES

Excluding the (pound)1.5 billion return of capital to shareholders, net funds increased by (pound)35 million during the first half of 1998. Total net debt at 30 June 1998 amounted to (pound)157 million and comprised cash and short term investments of (pound)945 million offset by (pound)1,102 million of debt.

"Free cash flow" which comprises operating cash flow plus net interest and other investment income received less tax paid and expenditure on tangible fixed assets was (pound)200 million in the first half of 1998, compared with (pound)214 million in the first half of 1997. This fall reflects increased tax payments arising from timing differences between the payment and recovery of advance corporation tax and reduced net interest income following the return of surplus capital to shareholders, partially offset by reduced capital expenditure.

Additions to fixed assets of (pound)135 million were (pound)19 million or 13% lower than the first half of 1997. Subscriber equipment expenditure grew (pound)3 million to (pound)58 million in the first half of 1998. Other equipment additions fell (pound)22 million in the first half of 1998 to (pound)77 million due principally to lower levels of infrastructure spending required on the 3000 series following the heavy investment in capacity in the first half of 1997.

Reuters spent (pound)34 million on acquisitions and investments compared to (pound)19 million in the first half of 1997.

Dividends paid were (pound)140 million, (pound)6 million down from the first half of 1997, reflecting the reduced number of shares in issue following the capital reorganisation.

Reuters expects to be able to finance its current business plans from internally generated cash and existing facilities. Committed bank facilities of (pound)1.5 billion were obtained at the time of the capital reorganisation from a syndicate of 17 banks. Of the (pound)1.5 billion, (pound)1 billion may be drawn and redrawn until 2 December 1998, at which time Reuters Group PLC may make a final election to borrow all or part of this facility for fixed periods of up to 12 months. The remaining (pound)0.5 billion may be drawn and redrawn up to one month prior to its maturity on 4 December 2002.

To ensure that the cost of debt finance is minimised, Reuters Group PLC obtained short and long-term credit ratings from Standard & Poor's in March 1998.

In April Reuters put in place a (pound)1.5 billion Euro-commercial paper programme providing uncommitted finance at competitive rates for periods of up to 364 days. Debt drawn from committed facilities in February to fund the return of capital to shareholders has been repaid in full by funds borrowed on Euro-commercial paper. Paper outstanding at 30 June 1998 was issued with original maturities of between two months and 364 days.

TREASURY MANAGEMENT

A substantial portion of Reuters revenue is committed under one-, two- and four-year contracts and approximately 80% is denominated in non-sterling currencies. Reuters also has significant costs denominated in foreign currencies with a different mix from revenue. Reuters profits are, therefore, exposed to currency fluctuations. The approximate proportion of operating profit (excluding goodwill amortisation and currency gains) attributable to each key currency group in the first half of 1998 was as follows:

Currency profile of operating profit before goodwill amortisation and currency gains
------------------------------
Continental Europe      90%
US dollar               49%
Japanese Yen            13%
Sterling
   - depreciation      (51%)
   - other             (19%)
Other                   18%
------------------------------
Total                  100%
------------------------------

Sterling costs exceed sterling revenues due to the level of UK-based marketing, development, operational and central management costs, and depreciation costs which, with the exceptions of Instinet and TIBCO, are largely accounted for in sterling once an asset has been acquired.

In broad terms using the 1998 mix of profits, the impact of an additional unilateral 1% strengthening of sterling would have been a reduction of approximately (pound)4 million in 1998 first half trading profits before hedging.

         Sterling Trade Weighted Exchange Rate Index

               INDEX ON LAST DAY OF MONTH
           ----------------------------------
MONTH        1995    1996      1997     1998

Jan                  83.3      94.4    105.0
Feb                  83.3      98.3    105.1
Mar                  83.4      98.0    108.8
Apr                  83.8     100.1    106.3
May                  86.3      99.3    103.6
Jun                  86.3     102.1    107.0
Jul                  84.6     104.6
Aug                  85.3     102.2
Sep                  87.0     100.4
Oct                  90.2     102.3
Nov                  94.0     105.0
Dec          83.1    96.1     104.4

Sterling has strengthened significantly over the last two years. As a result, trading profits have been adversely affected.

The risk that sterling might strengthen against foreign currencies is hedged within parameters laid down by the Board. The priority in treasury policy is to reduce the risk of earnings volatility to acceptable levels while allowing a degree of flexibility to take advantage of market movements.

The main principles underlying currency hedging policies are as follows:

*  Committed hedging cannot exceed the underlying cash flow exposure;

*  Options may only be written against an underlying exposure;

* Levels of cover for currency hedging cannot exceed 90% of underlying exposure for the first 12 months and 70% for the following 12 months.

The company has adopted value at risk ("VAR") analysis as a means of quantifying the potential impact of exchange rate volatility on reported earnings. VAR is a measure of the potential loss on a portfolio within a specified time horizon, at a specified confidence interval. Loss is defined, in this instance, as the diminution in value of rolling 12 month forecast group profits denominated in sterling. Due to the approximations used in determining VAR, the theory provides order of magnitude estimates only but these are useful for comparison purposes.

Reuters estimates that there is currently a 5% chance that profits forecast for the coming 12 months will deteriorate by more than (pound)60 million before hedging and (pound)32 million after taking into account hedging at 30 June 1998.

These figures represent the value at risk and are illustrated by a graph using the data series below:

Operating profit sensitivity to currency fluctuations based on VAR analysis

                       Without Hedging                           With Hedging                           Benchmark
   Profit       Probability         Unhedged           Probability          Hedged          Probability           Benchmark
 ((pound))
-(pound)164       4.78E-07         4.77726E-07        1.06603E-17           1.07E-17        1.57314E-29          1.57314E-29
-(pound)160       7.75E-07         7.74782E-07        5.80957E-17           5.81E-17        3.23052E-28          3.23052E-28
-(pound)156       1.24E-06         1.24164E-06        3.03623E-16           3.04E-16          6.157E-27            6.157E-27
-(pound)152       1.97E-06         1.96619E-06        1.52175E-15           1.52E-15        1.08908E-25          1.08908E-25
-(pound)148       3.08E-06         3.07659E-06        7.31426E-15           7.31E-15        1.78789E-24          1.78789E-24
-(pound)144       4.76E-06         4.75697E-06        3.37143E-14           3.37E-14        2.72404E-23          2.72404E-23
-(pound)140       7.27E-06         7.26783E-06        1.49031E-13           1.49E-13        3.85195E-22          3.85195E-22
-(pound)136        1.1E-05         1.09722E-05        6.31768E-13           6.32E-13        5.05521E-21          5.05521E-21
-(pound)132       1.64E-05         1.63681E-05        2.56836E-12           2.57E-12        6.15731E-20          6.15731E-20
-(pound)128       2.41E-05         2.41278E-05        1.00132E-11              1E-11        6.96042E-19          6.96042E-19
-(pound)124       3.51E-05          3.5144E-05        3.74375E-11           3.74E-11         7.3025E-18           7.3025E-18
-(pound)120       5.06E-05         5.05825E-05        1.34233E-10           1.34E-10        7.11051E-17          7.11051E-17
-(pound)116       7.19E-05         7.19388E-05        4.61562E-10           4.62E-10        6.42573E-16          6.42573E-16
-(pound)112       0.000101         0.000101098        1.52201E-09           1.52E-09        5.38935E-15          5.38935E-15
-(pound)108        0.00014          0.00014039        4.81309E-09           4.81E-09        4.19511E-14          4.19511E-14
-(pound)104       0.000193         0.000192638        1.45965E-08           1.46E-08        3.03069E-13          3.03069E-13
-(pound)100       0.000261         0.000261195        4.24513E-08           4.25E-08        2.03205E-12          2.03205E-12

                                      -18-

                       Without Hedging                           With Hedging                           Benchmark
   Profit       Probability         Unhedged           Probability          Hedged          Probability           Benchmark
 ((pound))
-(pound)96         0.00035         0.000349947          1.184E-07           1.18E-07         1.2645E-11           1.2645E-11
-(pound)92        0.000463         0.000463292        3.16686E-07           3.17E-07        7.30288E-11          7.30288E-11
-(pound)88        0.000606         0.000606069        8.12315E-07           8.12E-07        3.91438E-10          3.91438E-10
-(pound)84        0.000783         0.000783436         1.9982E-06              2E-06        1.94726E-09          1.94726E-09
-(pound)80        0.001001         0.001000692        4.71379E-06           4.71E-06        8.99039E-09          8.99039E-09
-(pound)76        0.001263         0.001263025         1.0664E-05           1.07E-05        3.85234E-08          3.85234E-08
-(pound)72        0.001575         0.001575209         2.3136E-05           2.31E-05        1.53202E-07          1.53202E-07
-(pound)68        0.001941         0.001941239        4.81364E-05           4.81E-05        5.65452E-07          5.65452E-07
-(pound)64        0.002364         0.002363932        9.60456E-05            9.6E-05        1.93695E-06          1.93695E-06
-(pound)60        0.002844         0.002844497         0.00018378           0.000184        6.15794E-06          6.15794E-06
-(pound)56        0.003382         0.003382135         0.00033724           0.000337        1.81696E-05          1.81696E-05
-(pound)52        0.003974         0.003973665        0.000593467           0.000593        4.97561E-05          4.97561E-05
-(pound)48        0.004613         0.004613242        0.001001549           0.001002        0.000126456          0.000126456
-(pound)44        0.005292         0.005292197        0.001620935           0.001621        0.000298282          0.000298282
-(pound)40        0.005999         0.005999025        0.002515806           0.002516        0.000652988          0.000652988
-(pound)36         0.00672         0.006719548        0.003744609           0.003745        0.001326712          0.001326712
-(pound)32        0.007437         0.007437283        0.005345076           0.005345        0.00250173           0.00250173
-(pound)28        0.008134         0.008133984        0.007316766           0.007317        0.004378212          0.004378212
-(pound)24         0.00879         0.008790369        0.009605113           0.009605        0.007111244          0.007111244
-(pound)20        0.009387         0.009386976        0.012092155           0.012092        0.010719805          0.010719805
-(pound)16        0.009905         0.009905106        0.014598994           0.014599        0.014997562          0.014997562
-(pound)12        0.010328         0.010327789        0.016902855           0.016903        0.019473632          0.019473632
-(pound)8         0.010641         0.010640704        0.018767878           0.018768        0.023467441          0.023467441
-(pound)4         0.010833         0.010832985        0.019984268           0.019984        0.026246839          0.026246839
-(pound)0         0.010898         0.010897848        0.020407005           0.020407        0.02724462           0.02724462
-(pound)4         0.010833         0.010832985        0.019984268           0.019984        0.026246839          0.026246839
-(pound)8         0.010641         0.010640704        0.018767878           0.018768        0.023467441          0.023467441
-(pound)12        0.010328         0.010327789        0.016902855           0.016903        0.019473632          0.019473632
-(pound)16        0.009905         0.009905106        0.014598994           0.014599        0.014997562          0.014997562
-(pound)20        0.009387         0.009386976        0.012092155           0.012092        0.010719805          0.010719805
-(pound)24         0.00879         0.008790369        0.009605113           0.009605        0.007111244          0.007111244
-(pound)28        0.008134         0.008133984        0.007316766           0.007317        0.004378212          0.004378212
-(pound)32        0.007437         0.007437283        0.005345076           0.005345         0.00250173           0.00250173
-(pound)36         0.00672         0.006719548        0.003744609           0.003745        0.001326712          0.001326712
-(pound)40        0.005999         0.005999025        0.002515806           0.002516        0.000652988          0.000652988
-(pound)44        0.005292         0.005292197        0.001620935           0.001621        0.000298282          0.000298282
-(pound)48        0.004613         0.004613242        0.001001549           0.001002        0.000126456          0.000126456
-(pound)52        0.003974         0.003973665        0.000593467           0.000593        4.97561E-05          4.97561E-05
-(pound)56        0.003382         0.003382135         0.00033724           0.000337        1.81696E-05          1.81696E-05
-(pound)60        0.002844         0.002844497         0.00018378           0.000184        6.15794E-06          6.15794E-06
-(pound)64        0.002364         0.002363932        9.60456E-05            9.6E-05        1.93695E-06          1.93695E-06
-(pound)68        0.001941         0.001941239        4.81364E-05           4.81E-05        5.65452E-07          5.65452E-07
-(pound)72        0.001575         0.001575209         2.3136E-05           2.31E-05        1.53202E-07          1.53202E-07
-(pound)76        0.001263         0.001263025         1.0664E-05           1.07E-05        3.85234E-08          3.85234E-08
-(pound)80        0.001001         0.001000692        4.71379E-06           4.71E-06        8.99039E-09          8.99039E-09
-(pound)84        0.000783         0.000783436         1.9982E-06              2E-06        1.94726E-09          1.94726E-09
-(pound)88        0.000606         0.000606069        8.12315E-07           8.12E-07        3.91438E-10          3.91438E-10
-(pound)92        0.000463         0.000463292        3.16686E-07           3.17E-07        7.30288E-11          7.30288E-11
-(pound)96         0.00035         0.000349947          1.184E-07           1.18E-07         1.2645E-11           1.2645E-11
-(pound)100       0.000261         0.000261195        4.24513E-08           4.25E-08        2.03205E-12          2.03205E-12
-(pound)104       0.000193         0.000192638        1.45965E-08           1.46E-08        3.03069E-13          3.03069E-13
-(pound)108        0.00014          0.00014039        4.81309E-09           4.81E-09        4.19511E-14          4.19511E-14
-(pound)112       0.000101         0.000101098        1.52201E-09           1.52E-09        5.38935E-15          5.38935E-15
-(pound)116       7.19E-05         7.19388E-05        4.61562E-10           4.62E-10        6.42573E-16          6.42573E-16
-(pound)120       5.06E-05         5.05825E-05        1.34233E-10           1.34E-10        7.11051E-17          7.11051E-17
-(pound)124       3.51E-05          3.5144E-05        3.74375E-11           3.74E-11         7.3025E-18           7.3025E-18
-(pound)128       2.41E-05         2.41278E-05        1.00132E-11              1E-11        6.96042E-19          6.96042E-19
-(pound)132       1.64E-05         1.63681E-05        2.56836E-12           2.57E-12        6.15731E-20          6.15731E-20
-(pound)136        1.1E-05         1.09722E-05        6.31768E-13           6.32E-13        5.05521E-21          5.05521E-21
-(pound)140       7.27E-06         7.26783E-06        1.49031E-13           1.49E-13        3.85195E-22          3.85195E-22
-(pound)144       4.76E-06         4.75697E-06        3.37143E-14           3.37E-14        2.72404E-23          2.72404E-23
-(pound)148       3.08E-06         3.07659E-06        7.31426E-15           7.31E-15        1.78789E-24          1.78789E-24
-(pound)152       1.97E-06         1.96619E-06        1.52175E-15           1.52E-15        1.08908E-25          1.08908E-25
-(pound)156       1.24E-06         1.24164E-06        3.03623E-16           3.04E-16          6.157E-27            6.157E-27

During the first six months of 1998 the average value at risk before hedging on forecast profits for the coming 12 months varied between (pound)62 million and (pound)75 million and averaged (pound)66 million and after hedging varied between (pound)33 million and (pound)42 million, averaging (pound)36 million.

Net cash flows are mainly converted into sterling and either applied to reduce debt or invested in money market instruments with financial institutions holding strong credit ratings. The use of sterling instruments avoids any currency exposure. Interest rates are hedged using a mix of financial instruments which commence and mature at various dates through April 2000.

                                      -18-
                                  (Continued)

Following completion of the capital reorganisation Reuters is in a net debt position and expects to be a net payer of interest in the second half of 1998 based upon current cash flow forecasts.

In broad terms, using the average net funds position, adjusted on a proforma basis for the return of capital to shareholders as if it had taken place at the beginning of the year, a 1% increase in global interest rates would have reduced proforma profit before tax in the first half of 1998 by approximately (pound)1 million excluding the impact of hedging.

The gain on currency hedging activities for the first half of 1998 and the first half of 1997 and the fair value of the unrecognised gain on the hedging book at 30 June 1998 are summarised below. The unrecognised gains are based on fair values at 30 June 1998 and include certain realised items which have been deferred because they relate to future periods.

Currency hedging gains
((pound)m)                 1998      1997      1996
---------------------------------------------------
Recognised gains in
  six months to 30 June      28        22         -
Unrecognised gains
  at 30 June                 30        49         5
---------------------------------------------------

Of the currency gains recognised in the first half of 1998, (pound)26 million related to contracts in place at the end of 1997.

Recognised currency hedging gains were higher in the first half of 1998 compared with 1997 mainly due to an increase in levels hedged and the average 7% strengthening of sterling between the two periods.

Of the unrecognised currency hedging profit at 30 June 1998, (pound)21 million relates to the second half of 1998 (30 June 1997 - (pound)33 million related to the second half of 1997).

GOODWILL

Reuters has amended the presentation of goodwill amortisation in its 1998 interim figures. In 1997 Reuters adopted UK FRS 10, a new accounting standard requiring amortisation of goodwill, ahead of its mandatory implementation date. In order to preserve comparability of its operating profit with prior periods and with other companies which had not implemented the new accounting standard, goodwill amortisation was disclosed as a separate line item on the face of the profit and loss account after operating profit. Following discussions with the Financial Reporting Review Panel, Reuters has decided to amend its presentation. Although goodwill amortisation remains separately disclosed on the face of the profit and loss account, it is now shown as a component of operating costs and is therefore deducted as a cost in arriving at operating profit. Prior periods have been restated to show operating profit on a consistent basis.

US GAAP

Reconciliations of net income and shareholders' equity under UK and US GAAP are set out on pages 32-33. A statement of comprehensive income is included for the first time. A discussion of the relevant US accounting policies which differ materially from UK GAAP is given on page 80 of Reuters Holdings PLC 1997 annual report and accounts. Two additional accounting adjustments were made in the first half of 1998.

Firstly, a deduction of (pound)22 million before tax was made in respect of the recognition of revenue from sales of software subject to millennium warranties. Under UK GAAP, revenue and related direct costs from contracts for the outright sale of software systems are recognised at the time of client acceptance. Under US GAAP, specific rules were introduced with effect from January 1998 for the determination of client acceptance in cases where future significant modifications or upgrades to the software are considered to be part of the client's overall acceptance of the product.

Under these rules, an amount of revenue is required to be deferred until these software upgrades have been delivered and accepted by the client. Where vendor specific objective evidence of the value of the upgrade is not available, all the revenue is required to be deferred. Warranties provided by Reuters in connection with the delivery of millennium versions of software fall within these rules and consequently an element of revenue and related direct cost has been deferred under US GAAP. This policy has not been adopted for UK GAAP.

Secondly, a different accounting treatment is required under US GAAP to reflect the impact of the capital reorganisation in February 1998. Under US GAAP this transaction was deemed to be a share consolidation combined with a special dividend and requires retroactive restatement of earnings per share and per ADS and dividends per share and per ADS. Under UK GAAP no restatement of earnings per share was deemed necessary as the return of capital was considered to be equivalent to a repurchase of shares at market value and the number of new shares in Reuters Group PLC was set to facilitate comparability with those of Reuters Holdings PLC.

CAUTIONARY STATEMENTS

Impact of currency movements

Reuters receives revenue and incurs expenses in more than 60 currencies and is thereby exposed to the impact of fluctuations in currency rates. Sterling's strength during 1998 to date has restricted revenue and earnings. If sterling's current strength continues it will restrict reported revenue and earnings in the second half of 1998. Reuters currency exposure is actively hedged. For additional information concerning currency fluctuations see "Treasury Management" above.

STATE OF FINANCIAL MARKETS
Reuters business is dependent upon the health of the financial markets and the participants in those markets. Recent events in the financial sector in Asia have created uncertainty in these markets. Reuters business could also be adversely affected by consolidations and rationalisations among clients in the banking and other industries. Reuters transactions business is particularly dependent upon the level of activity in the foreign exchange and equity markets.

3000 PRODUCT RANGE
Reuters revenue growth and market share in information products depends in part upon the continuing successful rollout and enhancement of the 3000 range of products launched in 1996.

PRODUCT DEVELOPMENT
Products in the information technology industry are becoming increasingly sophisticated. As a result, Reuters, like other information vendors, may encounter difficulties or delays in the development, production, testing, marketing, installation and market acceptance of new products.

EUROPEAN ECONOMIC AND MONETARY UNION
The introduction of a single currency in Europe is scheduled to occur in 1999 with 11 currencies participating. This may reduce the volume of foreign exchange trading in the near term and hence have an effect on Reuters foreign exchange information and transaction services. In addition Reuters will need to complete a comprehensive programme of adjustments to its products and internal systems to reflect the single currency.

MILLENNIUM ISSUES
Reuters is exposed to various risks arising out of the change of millennium and the impact which this may have on its products and the development and production processes upon which they depend. Also, Reuters product range is dependent on software, hardware, systems and databases supplied by third parties. For additional information concerning Reuters Millennium Programme, see "Millennium Programme" on pages 8-9.

BROKER ACTIVITIES
Certain Reuters subsidiaries act as brokers in the financial markets but do not undertake trading on their own account. Instinet Corporation is an agency broker in the equities markets and Reuters Transaction Services Limited (RTSL) operates the Dealing 2000-2 electronic brokerage services for the foreign exchange market. These brokers could incur losses from broken trades and, in respect of equities, the failure of a counterparty. Reuters seeks to mitigate these risks by computerised systems, procedural controls and contractual agreements with customers.

SEC RULES ON ECN USAGE
In January 1997, the US Securities and Exchange Commission (SEC) introduced new rules governing market-maker and exchange specialist usage of electronic communications networks (ECNs). The rules were introduced progressively, with the phase-in of all securities subject to the rules completed as of 13 October 1997. Instinet Corporation and Reuters are closely monitoring the implementation and operation of the rules.

The implementation of the rules has resulted in a significantly increased volume of message traffic, as well as the move by US markets to permit trading in smaller increments. Most recently by letter dated 15 April 1998, the division of Market Regulation ("Division") of the SEC issued an extension, until 17 August 1998, of the Division's no-action position verifying Instinet Corporation's status as an ECN. The Division continues to condition its position upon, among other things, Instinet Corporation's representation that it has sufficient capacity to handle the volume of trading reasonably anticipated. Instinet Corporation has no reason at this time to believe that it will not be able to continue to meet its obligations as an ECN under the SEC's rules.

FURTHER REGULATION OF TRANSACTION PRODUCTS
The increasing use of electronic systems as alternatives to traditional exchange and over-the-counter trading has led authorities in several jurisdictions to explore various methods of regulating such systems, including the proposed SEC rules described below, implementation of which could impact Instinet and other transaction products offered by Reuters from time to time.

PROPOSED SEC RULES FOR ALTERNATIVE TRADING SYSTEMS
In April 1998 the SEC issued for public comment proposed rules that would overhaul the regulation of "alternative trading systems". The proposals would expand the statutory definition of "exchange" under the US securities laws to encompass most alternative trading systems and would permit these systems to choose to be regulated either as a national securities exchange or as a broker-dealer in compliance with certain additional requirements. The comment period on the SEC proposals expires 28 July 1998. At this time Reuters is unable to predict whether, when and in what form the proposed rules will be implemented or the impact that any such implementation would have on Instinet's business.

PROPOSED NASD LIMIT ORDER FILE
The US National Association of Securities Dealers Inc. (NASD), which oversees the activities of US broker-dealers and also operates and regulates the primary market for the trading of over-the-counter securities (Nasdaq) has proposed to introduce a market-wide limit order file to the Nasdaq market enabling institutions and others, under sponsorship, to place priced orders directly within the market. Instinet believes this would place the NASD in direct competition with its members, including Instinet. This concern is compounded by the NASD's announced intention to acquire an equity interest in OptiMark Technologies, Inc., a private company and a potential competitor of Instinet and other NASD members that has developed certain order-matching technology, and to integrate such technology directly into the proposed Nasdaq limit order file. The NASD's proposal must be approved by the SEC. At this time Reuters is unable to predict whether, when or in what form the NASD's proposal will be approved or implemented, or the impact that any such implementation would have on Instinet's business.

KEY SUPPLIERS
Reuters is reasonably dependent on certain hardware and software suppliers, although alternative sources could be found if the need arose. The main suppliers are Intel Corporation, Microsoft Corporation, Compaq Computer Corporation and NCR Corporation.

NETWORKS AND SYSTEMS
Reuters networks and systems risk being impacted by a catastrophic failure of long or short duration due to factors beyond its control. Reuters seeks over time to minimise these risks as far as it can by, inter alia, security controls, systems and communications redundancy and elimination of single points of failure where feasible.

All-Media-Typlan AG ("Typlan"), the supplier of key components for certain Reuters editorial systems, purported in February 1998 to terminate its software licence agreements with Reuters for material breach of contract. Reuters does not accept that Typlan has justifiable grounds for such termination. The breakdown of this relationship exposes Reuters to various risks associated with those of its editorial systems which currently depend on Typlan. In particular, the risks include possible lack of ongoing support and maintenance of the relevant software by Typlan and potential difficulties that may be encountered in the implementation of alternative systems.

INTERNET
The availability of the public Internet and Internet technology may, over time, reduce barriers to entry for new information providers, creating additional competition and new price/cost dynamics in the industry. It may also increase the availability of commoditised data in cheaper forms and the loss of control over intellectual property. As a new publishing medium, it will also create new outlets for content providers.

GEOGRAPHICAL OPERATIONS
Reuters may suffer discriminatory tariffs or other forms of government intervention due to the nature of its editorial and other reporting activities.

REUTERS ANALYTICS
In January 1998 Reuters was notified that Reuters Analytics Inc. ("Reuters Analytics"), one of its US subsidiaries, is the subject of a grand jury investigation in New York. Reuters understands that the investigation is focused primarily on an arrangement that Reuters Analytics had with a New York-based consultant. The consultant subscribed to Bloomberg L.P.'s service, which included the associated data and analytics. The investigation is focused on, among other things, whether Reuters Analytics improperly induced the consultant to breach certain provisions of the consultant's subscription agreement by arranging for the consultant to provide the Bloomberg information to Reuters.

The investigation also is focused on the use by Reuters of the transmitted information - more specifically, for example, whether Bloomberg data obtained from the consultant was improperly incorporated into Reuters products and whether Bloomberg information was used by Reuters Analytics for any improper "reverse engineering" of certain analytics. It is Reuters understanding that the principal focus of the grand jury investigation is on Reuters Analytics and certain of its personnel. However, the investigation will also involve an examination of the activities of other individuals and entities outside Reuters Analytics.

Reuters is co-operating with the investigation and has engaged external legal counsel to conduct a thorough internal inquiry. At this time Reuters is unable to predict the impact the investigation or related events may have on its business or financial condition.

     Consolidated Profit and Loss Account for the six months to 30 June 1998
                                   (unaudited)

                         SIX MONTHS         SIX MONTHS
                         TO 30 JUNE         TO 30 JUNE         YEAR TO
                      1998       1997*     1998    1997*   31 DECEMBER 1997
                    (POUND)M   (POUND)M    US$M    US$M    (POUND)M    US$M
-------------------------------------------------------------------------------
REVENUE               1,453      1,409    2,426   2,352      2,882    4,813
Operating costs:
Excluding goodwill
  amortisation       (1,150)    (1,112)  (1,921) (1,856)    (2,290)  (3,824)
Goodwill
  amortisation          (25)       (30)     (41)    (51)       (51)     (85)
-------------------------------------------------------------------------------
                     (1,175)    (1,142)  (1,962) (1,907)    (2,341)  (3,909)
-------------------------------------------------------------------------------
OPERATING PROFIT        278        267      464     445        541      904

Profit/(loss)
  from associates         2          -        4       -         (1)      (1)
Income from fixed
  asset investments       3          -        5       -          6        9
Net interest receivable  11         36       18      60         80      134
-------------------------------------------------------------------------------
PROFIT ON ORDINARY
  ACTIVITIES
  BEFORE TAXATION       294        303      491     505         626   1,046

Taxation on profit
  on ordinary
  activities            (99)      (103)   (165)    (172)       (236)   (395)
-------------------------------------------------------------------------------
PROFIT AFTER TAXATION
  ATTRIBUTABLE TO
  ORDINARY
  SHAREHOLDERS          195        200     326      333         390     651

Dividend
    Interim             (48)       (51)    (80)     (84)        (50)    (84)
    Final                 -          -       -       -         (140)   (233)
-------------------------------------------------------------------------------
Retained profit         147        149     246     249          200     334
-------------------------------------------------------------------------------
EARNINGS PER
  ORDINARY SHARE      13.3p       12.3p                       24.0p
-------------------------------------------------------------------------------

* June 1997 figures restated following implementation of UK Financial Reporting Standard 10 (FRS10).

Consolidated Statement of Total Recognised Gains and Losses for the six months to 30 June 1998 (unaudited)

                         SIX MONTHS         SIX MONTHS
                         TO 30 JUNE         TO 30 JUNE         YEAR TO
                      1998       1997*     1998    1997*   31 DECEMBER 1997
                    (POUND)M   (POUND)M    US$M    US$M    (POUND)M    US$M
-------------------------------------------------------------------------------
Profit attributable
  to ordinary
  shareholders          195        200     326      333        390      651

Translation
  differences
  credited directly
  to reserves             4          7       7       13          2        3
-------------------------------------------------------------------------------
Total recognised
  gains and losses
  relating to the
  period                199        207     333      346        392      654
-------------------------------------------------------------------------------

* June 1997 figures restated following implementation of UK Financial Reporting Standard 10 (FRS10).

Consolidated Cash Flow Statement for the six months to 30 June 1998
(unaudited)
                         SIX MONTHS         SIX MONTHS
                         TO 30 JUNE         TO 30 JUNE         YEAR TO
                      1998       1997      1998    1997    31 DECEMBER 1997
                    (POUND)M   (POUND)M    US$M    US$M    (POUND)M    US$M
-------------------------------------------------------------------------------
NET CASH INFLOW FROM
  OPERATING
  ACTIVITIES            427        409     714      683        936    1,564
Returns on
  investments and
  servicing of
  finance
Interest received        45         35      76       59         79      132
Interest paid           (32)        (1)    (54)      (2)        (3)      (4)
Income from fixed
  asset investments       3          -       5        -          1        1
Dividends received        9          -      15        -          -        -
-------------------------------------------------------------------------------
NET CASH INFLOW FROM
  RETURNS ON
  INVESTMENTS AND
  SERVICING OF
  FINANCE                25         34      42       57         77      129
TAXATION PAID          (101)       (53)   (169)     (88)      (196)    (327)
CAPITAL EXPENDITURE
  AND FINANCIAL
  INVESTMENTS
Purchase of tangible
  fixed assets         (151)      (176)   (253)    (295)      (369)    (617)
Sale of tangible
  fixed assets            -          -       -        1          1        1
Purchase of fixed
  asset investments     (12)       (14)    (20)     (23)       (21)     (35)
Sale of fixed
  asset investments       -          -       -        -         11       19
-------------------------------------------------------------------------------
NET CASH OUTFLOW FROM
  CAPITAL EXPENDITURE
  AND FINANCIAL
  INVESTMENTS          (163)      (190)   (273)    (317)      (378)    (632)
ACQUISITIONS
  INCLUDING
  ASSOCIATES            (27)       (14)    (44)     (23)       (22)     (38)
DIVIDENDS PAID         (140)      (146)   (233)    (244)      (196)    (328)
-------------------------------------------------------------------------------
CASH INFLOW BEFORE
  USE OF LIQUID
  RESOURCES AND
  FINANCING              21         40      37       68        221      368
MANAGEMENT OF
  LIQUID RESOURCES
Net decrease/(increase)
  in short-term
  investments           433        (86)    722     (145)      (255)    (425)

FINANCING
Return of surplus
  capital            (1,482)         -  (2,476)       -          -        -
Proceeds from
  issue of shares        11         23      17       38         39      65
Shares repurchased        -          -       -        -        (21)    (35)

Net increase/(decrease)
  in borrowings         983         (3)  1,642       (5)       (15)    (26)
-------------------------------------------------------------------------------
NET CASH (OUTFLOW)/
  INFLOW FROM
  FINANCING           (488)         20    (817)      33          3       4
-------------------------------------------------------------------------------
DECREASE IN CASH       (34)        (26)    (58)    (44)        (31)    (53)
-------------------------------------------------------------------------------

Reconciliation of Net Cash Flow to Movement in Net Debt for the six months to 30 June 1998 (unaudited)

                         SIX MONTHS         SIX MONTHS
                         TO 30 JUNE         TO 30 JUNE         YEAR TO
                      1998       1997      1998    1997    31 DECEMBER 1997
                    (POUND)M   (POUND)M    US$M    US$M    (POUND)M    US$M
-------------------------------------------------------------------------------
Decrease in cash         (34)      (26)    (58)    (44)        (31)    (53)
Cash (inflow)/outflow
  from movement in
  borrowings            (983)        3  (1,642)      5          15      26
Cash (inflow)/outflow
  from movement in
  liquid resources      (433)       86    (722)    145         255     425
-------------------------------------------------------------------------------
Change in net cash
  resulting from
  cashflows           (1,450)       63  (2,422)    106         239     398
Translation
  difference               3         8       5      13           1       1
-------------------------------------------------------------------------------
Movement in net
  (debt)/funds        (1,447)       71  (2,417)    119         240     399
Opening net funds      1,290     1,050   2,153   1,754       1,050   1,754
-------------------------------------------------------------------------------
CLOSING NET
  (DEBT)/FUNDS          (157)    1,121    (264)  1,873       1,290   2,153
-------------------------------------------------------------------------------

Net Cash Inflow from Operating Activities

                        SIX MONTHS        %       SIX MONTHS
                        TO 30 JUNE     CHANGE     TO 30 JUNE            YEAR TO
                    1998       1997*             1998    1997*      31 DECEMBER 1997
                  (POUND)M   (POUND)M            US$M    US$M      (POUND)M    US$M
------------------------------------------------------------------------------------

Operating profit     278         267      4%     464     445          541      904
Depreciation         162         149      8%     270     249          312      522
Goodwill
  amortisation        25          30    (19%)     41      51           51       85
Decrease in stocks     1           -      -        1       -           10       17
Increase in debtors  (63)        (79)   (21%)   (104)   (132)         (35)     (58)
Increase in
  creditors           17          34    (50%)     29      57           43       71
Loss on disposal
  of fixed assets      2           4    (40%)      4       7           10       16
Amortisation of
  interests in
  own shares           5           6     (8%)      9      10            4        7
Miscellaneous,
  principally
  translation
  differences          -          (2)      -       -      (4)           -        -
-------------------------------------------------------------------------------------
                     427         409       4%    714     683          936    1,564
-------------------------------------------------------------------------------------

* June 1997 figures restated following implementation of UK Financial Reporting Standard 10 (FRS10).

Consolidated Balance Sheet at 30 June 1998 (unaudited)

                         30 JUNE             30 JUNE
                     1998      1997*+     1998    1997*+   31 DECEMBER 1997+
                   (POUND)M   (POUND)M    US$M    US$M     (POUND)M    US$M
-------------------------------------------------------------------------------
FIXED ASSETS         1,017      1,021    1,698   1,705       1,046     1,749
NET CURRENT ASSETS
Stocks                  12         24       20      39          13        21
Debtors                477        459      798     766         421       704
Cash and short-term
  investments          945      1,176    1,578   1,964       1,356     2,264
Creditors           (2,023)      (959)  (3,378) (1,599)     (1,076)   (1,798)
-------------------------------------------------------------------------------
NET CURRENT
  (LIABILITIES)/
  ASSETS              (589)       700    (982)  1,170         714      1,191
LONG-TERM CREDITORS
  AND PROVISIONS       (71)       (92)   (119)   (154)        (81)      (136)
-------------------------------------------------------------------------------
NET ASSETS             357      1,629     597   2,721       1,679      2,804
-------------------------------------------------------------------------------
CAPITAL AND RESERVES
Called-up
  share capital        368        408     614     683         408       683
Other reserve       (1,717)      (301) (2,867)   (504)       (290)     (484)
Profit and loss
  account reserve    1,690      1,520   2,822   2,539       1,543     2,576
-------------------------------------------------------------------------------
Shareholders'
  equity               341      1,627     569   2,718       1,661     2,775
-------------------------------------------------------------------------------
Minority interest       16          2      28       3          18        29
-------------------------------------------------------------------------------
CAPITAL EMPLOYED       357      1,629     597   2,721       1,679     2,804
-------------------------------------------------------------------------------

* June 1997 figures restated following implementation of UK Financial Reporting Standard 10 (FRS10).

+ 1997 capital and reserves are shown on a proforma basis - see note 1.

Reconciliation of Movements in Shareholders' Funds for the six months to 30 June 1998 (unaudited)

                        SIX MONTHS          SIX MONTHS
                        TO 30 JUNE          TO 30 JUNE         YEAR TO
                     1998       1997*     1998    1997*    31 DECEMBER 1997
                   (POUND)M   (POUND)M    US$M    US$M     (POUND)M    US$
-------------------------------------------------------------------------------
Retained profit        147        149     246     249         200      334
Translation
  differences
  credited directly
  to reserves            4          7       7      13           2        3
Return of surplus
  capital to
  shareholders      (1,482)         -  (2,476)      -           -       -
Shares issued
  during the period     11         13      17      21          22      37
Shares repurchased
  during the period      -          -       -       -         (21)    (34)
-------------------------------------------------------------------------------
Net (reduction)/
  addition to
  shareholders'
  equity            (1,320)       169  (2,206)    283         203     340
Opening
  shareholders'
  equity             1,661      1,458   2,775   2,435       1,458   2,435
-------------------------------------------------------------------------------
CLOSING
  SHAREHOLDERS'
  EQUITY               341      1,627     569   2,718       1,661   2,775
-------------------------------------------------------------------------------

* June 1997 figures restated following implementation of UK Financial Reporting Standard 10 (FRS10).

Notes to Unaudited Interim Results for the six months to 30 June 1998

1. BASIS OF PREPARATION
The above financial information has been prepared on a basis consistent with the accounting policies set out on pages 78 and 79 of Reuters Holdings PLC 1997 annual report. The interim financial statements, which are the first published by Reuters Group PLC, reflect all adjustments consisting only of normal recurring adjustments which, in the opinion of management, are necessary to provide a fair statement of the results for the interim periods presented.

Reuters Group PLC was incorporated on 24 December 1996 as Nayatronics Limited and was re-registered as a public limited company on 12 December 1997. On 2 December 1997 the authorised share capital of Reuters Group PLC was increased from (pound)100 to (pound)50,000 by the creation of 49,900 redeemable preference shares of (pound)1 each and on 12 December 1997 was further increased to (pound)525,000,001 by the creation of 2,099,800,000 ordinary shares of 25p each and one founders share of (pound)1.

On 18 February 1998 1,417,331,693 ordinary shares of 25p each (together with cash of (pound)1,482 million) were issued credited as fully paid, following the approval of a High Court Scheme of Arrangement to acquire the majority of the issued share capital of Reuters Holdings PLC. In exchange for every 15 ordinary shares in Reuters Holdings PLC shareholders received 13 ordinary shares in Reuters Group PLC plus (pound)13.60 in cash. The cash payment was considered a repurchase of shares at market value and the number of new shares in Reuters Group PLC was set to facilitate comparability of earnings per share under UK GAAP. Consequently, prior period earnings per share figures have not been adjusted.

The capital reorganisation has been accounted for as a group reconstruction and merger accounting principles have been applied. This includes a restatement on a proforma basis of the share capital and reserves of the prior period consolidated balance sheets. As a consequence the proforma share capital as at 31 December 1997 and 30 June 1997 represents the nominal value of shares in issue of Reuters Group PLC immediately prior to the reorganisation. Differences between this amount and the previously reported capital and reserves, excluding the profit and loss reserve, have been reflected in the other reserve balance.

The unaudited financial statements should be read in conjunction with the 1997 annual accounts of Reuters Holdings PLC. The results for the year to 31 December 1997 do not comprise statutory accounts within the meaning of section 240 of the 1985 UK Companies Act but are an abridged proforma version of the statutory accounts of Reuters Holdings PLC for that year which have been delivered to the Registrar of Companies. The auditors' report on the statutory accounts was unqualified and did not contain a statement made under section 237(2) or section 237(3) of the Companies Act.

2. SEGMENTAL ANALYSIS
                      SIX MONTHS           %       SIX MONTHS
                      TO 30 JUNE        CHANGE     TO 30 JUNE         YEAR TO
                    1998    1997*                 1998    1997*    31 DECEMBER 1997
                 (POUND)M    (POUND)M             US$M    US$M     (POUND)M    US$M
-----------------------------------------------------------------------------------

REVENUE
Europe, Middle East
  and Africa          758         734      3%    1,266   1,225        1,484   2,478
Asia/Pacific          232         243     (5%)     387     406          496     828
The Americas          223         214      4%      373     357          437     730
-----------------------------------------------------------------------------------
                    1,213       1,191      2%    2,026   1,988        2,417   4,036

Instinet              208         186     11%      346     311          383     640
TIBCO                  32          32      2%       54      53           82     137
-----------------------------------------------------------------------------------
                    1,453       1,409      3%    2,426   2,352        2,882   4,813
-----------------------------------------------------------------------------------
OPERATING COSTS WHERE INCURRED
Europe, Middle East
  and Africa         (501)       (486)     3%     (836)   (811)        (986) (1,646)
Asia/Pacific         (147)       (154)    (5%)    (245)   (258)        (312)   (521)
The Americas         (211)       (199)     6%     (352)   (331)        (400)   (669)
-----------------------------------------------------------------------------------
                     (859)       (839)     2%   (1,433) (1,400)      (1,698) (2,836)

Instinet             (133)       (109)    22%     (222)   (183)        (234)   (390)
TIBCO                 (35)        (28)    25%      (59)    (47)         (67)   (112)
-----------------------------------------------------------------------------------
                   (1,027)       (976)     5%   (1,714) (1,630)      (1,999) (3,338)
-----------------------------------------------------------------------------------
CONTRIBUTION
Europe, Middle East
  and Africa          257         248      4%      430     414          498     832
Asia/Pacific           85          89     (4%)     142     148          184     307
The Americas           12          15    (20%)      21      26           37      61
-----------------------------------------------------------------------------------
                      354         352      1%      593     588          719   1,200

Instinet               75          77     (3%)     124     128          149     250
TIBCO                  (3)          4   (176%)      (5)      6           15      25
-----------------------------------------------------------------------------------
                      426         433    (1%)      712     722          883   1,475
Central costs        (145)       (158)   (8%)     (243)   (262)        (347)   (579)
Net currency gain      22          22    (1%)       36      36           56      93
Goodwill
  amortisation        (25)        (30)  (19%)      (41)    (51)         (51)    (85)
-----------------------------------------------------------------------------------
Operating profit      278         267     4%       464     445          541     904
-----------------------------------------------------------------------------------

* June 1997 figures restated following implementation of UK Financial Reporting Standard 10 (FRS10).

3. US GAAP
UK GAAP differ in certain respects from US GAAP. A discussion of the relevant accounting principles which differ materially is given on page 80 of Reuters Holdings PLC 1997 annual report and beneath the following table. The following are the approximate adjustments required to reconcile UK GAAP with US GAAP.

ADJUSTMENTS TO NET INCOME
                              SIX MONTHS TO  SIX MONTHS TO      YEAR TO
                              30 JUNE 1998   30 JUNE 1997   31 DECEMBER 1997
                                (POUND)M       (POUND)M         (POUND)M
-------------------------------------------------------------------------------
Profit attributable to
  ordinary shareholders
  in accordance with UK GAAP       195            200             390
US GAAP adjustments:
  Software revenue recognition     (22)             -               -
  Goodwill and other acquisition
    accounting adjustments          (1)            10              (3)
  Software development              (1)            (1)             (2)
  Employee costs                    (2)            (3)             (3)
  Taxes                              9              2               4
-------------------------------------------------------------------------------
Approximate net income in
accordance with US GAAP            178            208             386
-------------------------------------------------------------------------------
EARNINGS AND DIVIDENDS (SEE NOTE (II) BELOW)

Basic earnings per ADS in
  accordance with US GAAP         76.1p          88.8p          164.5p
Diluted earnings per ADS in
  accordance with US GAAP         75.7p          87.8p          163.4p
Dividend paid per ADS
  (including UK advance
  corporation tax credit)         74.3p          77.9p          104.7p
Special dividend paid per ADS    627.7p             -               -
-------------------------------------------------------------------------------
Total dividend paid per ADS      702.0p          77.9p          104.7p
-------------------------------------------------------------------------------
Weighted average number of
  shares used in basic
  EPS calculation (millions)     1,408          1,406           1,407
-------------------------------------------------------------------------------

(i)  SOFTWARE REVENUE RECOGNITION
Under UK GAAP, revenue and related direct costs from contracts for the outright sale of software systems are recognised at the time of client acceptance. Under US GAAP, specific rules were introduced from January 1998 for the determination of client acceptance in cases where future significant modifications or upgrades to the software are considered to be part of the client's overall acceptance of the product. Under these rules, an amount of revenue is required to be deferred until these software upgrades have been delivered and accepted by the client. Warranties provided by Reuters in connection with the delivery of millennium versions of software fall within these rules and consequently an element of revenue and related direct cost has been deferred under US GAAP. This policy has not been adopted under UK GAAP.

(ii)  CAPITAL REORGANISATION
As explained in note 1, Reuters Holdings PLC completed a capital reorganisation in February 1998. Under US GAAP this transaction was deemed a share consolidation combined with a special dividend and requires retroactive restatement of earnings per share and per ADS and dividends per share and per ADS. Under UK GAAP no restatement of earnings per share was deemed necessary as the cash payment was considered a repurchase of shares at market value and the number of new shares in Reuters Group PLC was set to facilitate comparability of earnings with those of Reuters Holdings PLC.


ADJUSTMENTS TO SHAREHOLDERS' EQUITY
                             30 JUNE 1998  30 JUNE 1997   31 DECEMBER 1997
                               (POUND)M       (POUND)M       (POUND)M
-------------------------------------------------------------------------------
Capital employed before
  minority interest in
  accordance with UK GAAP         341          1,627           1,661
US GAAP adjustments:
Software revenue recognition      (22)             -               -
Goodwill and other acquisition
  accounting adjustments           10              8              11
Capitalised software development
  costs net of amortisation         7              9               8
Fixed asset investments            56              -              14
Shares held by employee share
  ownership trusts                (39)           (32)            (39)
Liabilities                       (27)           (10)            (25)
Taxes                             (25)           (12)            (16)
Dividends not formally declared
  or paid during the year          48             51             140
-------------------------------------------------------------------------------
Shareholders' equity in
accordance with US GAAP           349          1,641           1,754
-------------------------------------------------------------------------------

STATEMENT OF COMPREHENSIVE INCOME
                              SIX MONTHS TO   SIX MONTHS TO     YEAR TO
                              30 JUNE 1998    30 JUNE 1997  31 DECEMBER 1997
                                   (POUND)M     (POUND)M       (POUND)M
-------------------------------------------------------------------------------
APPROXIMATE NET INCOME IN
  ACCORDANCE WITH US GAAP         178            208             386
Other comprehensive income,
  net of tax:
Unrealised gains arising on
  certain fixed asset
  investments                      25              -               8
Foreign currency
  translation differences           4              7               2
-------------------------------------------------------------------------------
APPROXIMATE COMPREHENSIVE
  INCOME IN ACCORDANCE WITH
  US GAAP                         207            215             396
-------------------------------------------------------------------------------

SUMMARISED BALANCE SHEET (US GAAP BASIS)
                              30 JUNE 1998  30 JUNE 1997   31 DECEMBER 1997
                                (POUND)M       (POUND)M        (POUND)M
-------------------------------------------------------------------------------
ASSETS
Fixed tangible assets             879            809             858
Current assets                  1,380          1,612           1,732
Other assets                       54             45              58
Software development costs          7              9               8
Goodwill and other intangibles    168            188             174
-------------------------------------------------------------------------
TOTAL ASSETS                    2,488          2,663           2,830
-------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Current liabilities             2,003            906             940
Long-term liabilities              78             83              86
Deferred taxes                     42             31              32
Minority interest                  16              2              18

Shareholders' equity
  before deductions               405          1,772           1,889
Treasury stock                      -            (82)            (82)
Shares held by employee share
  ownership trusts                (56)           (49)            (53)
-------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY        349          1,641           1,754
-------------------------------------------------------------------------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY          2,488          2,663           2,830
-------------------------------------------------------------------------

SUMMARISED CONSOLIDATED CASHFLOW STATEMENT UNDER US GAAP

                              SIX MONTHS TO   SIX MONTHS TO     YEAR TO
                              30 JUNE 1998    30 JUNE 1997  31 DECEMBER 1997
                                (POUND)M        (POUND)M         (POUND)M
-------------------------------------------------------------------------------
Net cash inflow from
  operating activities            351            390             817
Net cash outflow from
  investing activities           (190)          (204)           (400)
Net cash outflow from
  financing activities           (579)           (66)            (85)
-------------------------------------------------------------------------------
Net (decrease)/increase in
  cash and cash equivalents      (418)           120             332
-------------------------------------------------------------------------------

General Statistics and Financial Ratios

GENERAL STATISTICS
                                                                   % CHANGE
                                   JUNE    DECEMBER   %    JUNE   JUNE 97 TO
                                   1998      1997  CHANGE  1997     JUNE 98
-------------------------------------------------------------------------------
User accesses (000s)
  Information product accesses      418       386    8%     355       18%
  Transaction product accesses       39        38    3%      35       12%
-------------------------------------------------------------------------------
Total subscriber locations (000s)  57.2      53.0    8%    47.6       20%
-------------------------------------------------------------------------------
Average daily contacts
foreign exchange (000s)             290       314   (8%)    321      (10%)
-------------------------------------------------------------------------------
Information sources:
  Contributors                    4,923     4,800    2%   4,828        2%
  Markets reported in real time     292       277    5%     276        5%
  Journalists                     2,035     2,036    -    1,975        3%
  Bureaux                           169       174   (3%)    163        4%
-------------------------------------------------------------------------------
Infrastructure:
  Countries in which services
    distributed                     163       163    -      163        -
  Countries with offices             91        97   (6%)     91        -
  Cities                            215       217   (1%)    221       (3%)
-------------------------------------------------------------------------------
Staff numbers                    16,699    16,119    4%  15,995        4%
-------------------------------------------------------------------------------

FINANCIAL RATIOS
                                         JUNE       DECEMBER      JUNE
                                         1998         1997        1997*
-------------------------------------------------------------------------------
Operating margin                         19.1%        18.8%       18.9%
Pre-tax margin                           20.2%        21.7%       21.5%
Post-tax margin                          13.4%        13.5%       14.2%
EBITDA Margin                            31.9%        31.4%       31.7%
Earnings per share                       13.3p        24.0p       12.3p
Cash flow per ordinary share             34.1p        61.0p       29.7p
Free cash flow per ordinary share        13.6p        27.7p       13.2p
Book value per ordinary share            21.4p        99.9p       98.2p
Return on tangible fixed assets          48.6%        49.0%       51.3%
Return on equity                         61.7%        25.6%       26.4%
-------------------------------------------------------------------------------

The financial ratios are derived from UK GAAP data.

* June 1997 figures restated following implementation of UK Financial Reporting Standard 10 (FRS10).

The definitions applied to each of the financial ratios are as follows:

EBITDA MARGIN represents earnings before interest, taxation, depreciation and amortisation as a percentage of turnover.

CASH FLOW PER ORDINARY SHARE represents profit before taxation, depreciation and amortisation of goodwill divided by the number of shares in issue after deducting shares held by employee share ownership trusts (ESOTs).

FREE CASH FLOW PER ORDINARY SHARE represents operating cash flow plus net interest and other investment income received less tax paid and expenditure on tangible fixed assets divided by the weighted average number of shares.

BOOK VALUE PER ORDINARY SHARE represents adjusted shareholders' equity divided by the number of shares in issue after deducting shares of Reuters Group PLC held by ESOTs. Adjusted shareholders' equity is calculated after deducting the carrying value of interests in shares of Reuters Group PLC held by ESOTs.

RETURN ON TANGIBLE FIXED ASSETS represents profit after taxation as a percentage of average tangible fixed assets. The average is calculated by adding tangible fixed assets at the start and the end of each period and dividing by two (annualised).

Return on equity represents profit attributable to ordinary shareholders divided by the average adjusted shareholders' equity. In 1997 the average is calculated by adding adjusted shareholders' equity at the start and the end of each period and dividing by two. In 1998 a weighted average has been used to reflect the capital reorganisation (annualised).